------------------------------
                                                          OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0362
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........1.0
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

Investor Communications International, Inc.
--------------------------------------------------------------------------------
(Last) (First) (Middle)

435 Martin St., Suite 2000
--------------------------------------------------------------------------------
(Street)

Blaine, Washington  98230
--------------------------------------------------------------------------------
(City) (State) (Zip)

--------------------------------------------------------------------------------
2. Issuer Name and Ticker or Trading Symbol

Vega-Atlantic Corporation  ("VATL")
--------------------------------------------------------------------------------
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

n/a
--------------------------------------------------------------------------------
4. Statement for Month/Year

December 2002
--------------------------------------------------------------------------------
5. If Amendment, Date of Original (Month/Year)

n/a
--------------------------------------------------------------------------------
6. Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)


                       ---------------------------------
--------------------------------------------------------------------------------
7. Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                09/22/02    n/a                          4,696,244    A   $140,887.31*   5,696,244   D         n/a
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*  See Attachment A

----------
*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).


FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:


Investor Communications International, Inc.


By: /s/ Marcus Johnson                                   January 27, 2003
---------------------------------------------            -----------------------
Marcus Johnson, President

**Signature of Reporting Person                          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                  Attachment A


     On August 22, 2002, the board of directors of Vega-Atlantic Corporation, a Colorado corporation (the "Company") authorized the execution of settlement agreements between the Company and certain creditors of the Company, and the subsequent issuance of shares of its restricted common stock.

     The Company has incurred a debt inclusive of accrued interest in the aggregate amount of $140,887.31 to Investor Communications International, Inc. ("ICI") for prior services rendered by ICI on behalf of the Company including, but not limited to, financial, administrative and investor relations. Therefore, the Company and ICI entered into a settlement agreement dated August 22, 2002 (the "ICI Settlement Agreement"). Pursuant to the terms of the ICI Settlement Agreement, (i) the Company agreed to settle the $140,887.31 debt due and owing ICI by the issuance of 4,696,244 shares of its restricted common stock at the rate of $0.03 per share (which is the average of the open and close price of the Company's common stock trading on the OTC Bulletin Board on August 22, 2002); and (ii) ICI agreed to accept the issuance of the 4,696,244 shares of restricted common stock as settlement and full satisfaction of the aggregate debt due and owing it as of the date of the ICI Settlement Agreement.